

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

Gleb Budman
Chief Executive Officer
Backblaze, Inc.
500 Ben Franklin Ct.
San Mateo, CA 94401

   Re: Backblaze, Inc.
     Amendment No. 2 to
     Draft Registration Statement on Form S-1
     Submitted September 17, 2021
     CIK No. 0001462056

Dear Mr. Budman:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 64

1. Please tell us whether you consider adjusted EBITDA and adjusted gross margin key performance indicators and metrics. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

2. You indicate that your ability to grow the number of customers, and revenue generated per customer, on your platform is a key indicator of the growth of your business and future business opportunities. Please tell us whether you use average revenue per customer, in

  addition to number of customers, as a key metric to evaluate your business. If so, please expand your results of operations to discuss the impact of changes in the number of customers versus annual revenue per customer and any trends in this regard.

Annual Recurring Revenue, page 65

3. Please expand your discussion of annual recurring revenue to explain how this metric captures recurring revenue from your business operations, how management uses ARR and its limitations. For example, explain how the calculation of ARR takes into account that Backblaze B2 is a consumption-based offering that is paid in arrears and Computer Backup is a subscription-based offering paid up front. Also discuss the length of customer subscriptions, including the extent to which they are monthly versus annual.

Revenue, page 70

4. Please revise your revenue discussion to separately analyze changes in revenue recognized from the consumption-based and subscription-based offering. This discussion should disclose increases due to adding customers and higher consumption. We refer you Item 303(b)(2) of Regulation S-K.

Liquidity and Capital Resources, page 73

5. You indicate throughout the prospectus that you issued $10 million in convertible notes in August 2021; however, it appears that you issued a SAFE instrument, or a Simple Agreement for Future Equity. Please revise your disclosure to clarify you obtained financing through SAFE agreements.

  You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Bennett L. Yee, Esq.